Exhibit 1
MTNL/SECTT/I.D./06
February 2, 2006

The Secretary,
Delhi/Mumbai/Calcutta/Chennai/
National Stock Exchange &
New York Stock Exchange

Sub: Record Date for payment of Interim Dividend.

Dear Sir,

Further to our letter of even No. dt. 30.01.06, we write to inform you that the Record Date for payment of Interim Dividend has been fixed for 21.02.06. A copy of the notice being published in the newspapers is enclosed for your reference.

Thanking you,

Yours faithfully,

(S.C. AHUJA)
COMPANY SECRETARY

Encl: As above.

MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt. of India Enterprise)
REGD. & CORPORATE OFFICE, JEEWAN BHARTI BLDG., TOWER-I, 12TH FLOOR, 124 CONNAUGHT CIRCUS, NEW DELHI - 110 001

NOTICE

NOTICE is hereby given that Tuesday, the 21st February, 2006 has been fixed as åRecord Dateæ for the payment of 30% Interim Dividend for the Financial Year 2005-06.Interim Dividend will be paid to those Shareholders whose name appear:

a) As Beneficial Owners as at the end of the business hours on 21.02.2006 as per the beneficial owners position to be downloaded by NSDL and CDSL in respect of the shares held in electronic form, and

b) As Members in the Register of Members of the Company after giving effect to all valid share transfers in physical form lodged with the company on or before 21.02.2006.

The Transfer Deeds completed in all respects should be lodged at the Registered office at the address given above or with the Registrar of the Company at the address given below on or before 21.02.2006.

M/s. Beetal Financial & Computer Services (P) Ltd.
3rd Floor, Beetal House,
99, Madangir, Behind Local Shopping Centre,
Near Dada Harsukhdas mandir,
New Delhi-110062.

Intimation regarding change of address, dividend mandates, ECS mandates, if any, in case of physical shares should be lodged with the Registrar or the Company at the addresses given above.

In case of shares in dematerialised form, the change of address requests, dividend mandates, etc., if any, should be directly sent to the concerned DPs as the company is obliged to use the data provided by the depositories.

For and on behalf of
MAHANAGAR TELEPHONE NIGAM LIMITED

(S.C. AHUJA)
COMPANY SECRETARY
Place: New Delhi
Date: